

August 22, 2013

Via Facsimile
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD
United Kingdom

      Re: **BP p.l.c.**
              Form 20-F for Fiscal Year Ended December 31, 2012
              Filed March 6, 2013
              File No. 1-06262

Dear Dr. Gilvary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Further Note on Certain Activities, page 45

1.   We note your disclosure about activities in Iran, Syria, Sudan and Cuba, countries designated by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us any additional information regarding the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter to us dated August 12, 2010, whether through subsidiaries, joint venture partners, clients, affiliates, or other direct or indirect arrangements. Your response should describe any services, products, equipment,

components or technology you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of your contacts with Syria, Sudan and Cuba and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Safety, page 46

3.   We note your disclosure at page 47 that Duane Wilson's five-year board appointment as independent expert ended in May 2012 and at page 123 that, in his final report, Mr. Wilson "discussed work remaining to be completed and areas requiring special emphasis." If material, please expand your disclosure to identify in your annual report all of the areas that the independent expert believed warranted further work or required special emphasis. If you determine that such areas are not material and therefore determine not to disclose them, please ensure that your disclosure clearly indicates that you have not included in your filing a complete list of all the areas that the independent expert believed warranted further work or required special emphasis. In this regard, we refer to comment 6 in our letter dated September 24, 2010 and your response in your letter dated October 8, 2010.

Closing Comments

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director